SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                               SCHEDULE 14D-1/A
                               (Amendment No. 10)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             COLUMBIA ENERGY GROUP
                           (Name of Subject Company)

                             CEG ACQUISITION CORP.
                                 NISOURCE INC.
                                   (Bidders)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   197648108
                     (CUSIP Number of Class of Securities)

                                Stephen P. Adik
                                 NISOURCE INC.
                             801 East 86th Avenue
                       Merrillville, Indiana  46410-6272
                                (219) 853-5200
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                  Copies to:
       Peter V. Fazio, Jr., Esq.                Alan G. Schwartz, Esq.
         Schiff Hardin & Waite                Simpson Thacher & Bartlett
            6600 Sears Tower                     425 Lexington Avenue
        Chicago, Illinois  60606              New York, New York  10017
             (312) 258-5500                         (212) 455-2000

     This Amendment No. 10 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on June 25, 1999 (the "Schedule 14D-1") by CEG Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of NiSource Inc., an Indiana corporation ("Parent"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Offeror to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Columbia Energy Group, a Delaware corporation (the "Company"), at a purchase price of $68 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject
         Company.

     Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The inclusion of "safe harbor" language for forward-looking statements in the restatement of press releases in Section 11 ("Background of the Offer; Past Contacts with the Company") of the Offer to Purchase should not be read to imply that any statements made in the Offer to Purchase or this Schedule 14D-1, including in the press releases restated therein, are afforded any protection pursuant to the Securities Litigation Reform Act of 1995.

Item 10.  Additional Information

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase is hereby amended by deleting the first sentence thereof in its entirety and inserting in lieu thereof the following new sentence:

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 4 promptly after the Expiration Date.

     Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to replace (i) each reference therein to "sole judgment" with a reference to "reasonable judgment" and (ii) each reference therein to "sole discretion" with a reference to "reasonable discretion".

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

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                       CEG ACQUISITION CORPORATION


                                       By:  /s/ Gary L. Neale
                                          ---------------------------------
                                          Name:  Gary L. Neale
                                          Title:  President


                                       NISOURCE INC.


                                       By:  /s/ Gary L. Neale
                                          ---------------------------------
                                          Name:  Gary L. Neale
                                          Title:  Chief Executive Officer

Date:  July 21, 1999























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